Exhibit 99.2

Algonquin Power & Utilities Corp. Re-establishes At-The-Market Equity Program

OAKVILLE, ON, May 15, 2020 – Algonquin Power & Utilities Corp. (“APUC”) (TSX/NYSE: AQN) today announced that it has re-established its at-the-market equity program (the “ATM Program”). The ATM Program allows APUC to issue up to U.S.$500,000,000 (or the equivalent in Canadian dollars) of common shares from treasury (“Common Shares”) to the public from time to time, at APUC’s discretion, at the prevailing market price when issued on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE”) or on any other existing trading market for the Common Shares in Canada or the United States.  The ATM Program was re-established following the withdrawal by APUC of its previous base shelf prospectus dated September 18, 2018 in connection with the filing of its current base shelf prospectus dated April 3, 2020.

The ATM Program provides APUC with additional financing flexibility should it be required or desirable in the future. The volume and timing of distributions under the ATM Program, if any, will be determined at APUC’s sole discretion. The ATM Program will be effective until May 3, 2022 unless terminated prior to such date by APUC or otherwise in accordance with the terms of the equity distribution agreement dated May 15, 2020 (the “Equity Distribution Agreement”). APUC intends to use the net proceeds from the ATM Program, if any, to fund acquisitions, general and administrative expenses, working capital needs, repayment of indebtedness and/or other general corporate purposes.

Sales of the Common Shares through the ATM Program will be made pursuant to the terms of the Equity Distribution Agreement among APUC and RBC Dominion Securities Inc., J.P. Morgan Securities Canada Inc., Merrill Lynch Canada Inc., Scotia Capital Inc. and TD Securities Inc. (collectively, the “Canadian Agents”) and RBC Capital Markets, LLC, J.P. Morgan Securities LLC, BofA Securities, Inc., Scotia Capital (USA) Inc. and TD Securities (USA) LLC (the “U.S. Agents” and, together with the Canadian Agents, the “Agents”).

Since the Common Shares will be distributed at the prevailing market prices at the time of the sale, prices may vary among purchasers and during the period of distribution. The ATM Program is being re-established pursuant to a prospectus supplement dated May 15, 2020 (the “Canadian Prospectus Supplement”) to APUC’s Canadian base shelf prospectus dated April 3, 2020 (the “Shelf Prospectus”) and pursuant to a prospectus supplement dated May 15, 2020 (the “U.S. Prospectus Supplement”) to APUC’s U.S. base shelf prospectus dated April 3, 2020 (the “U.S. Shelf Prospectus”) included in its U.S. registration statement on Form F-10 (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission. The Canadian Prospectus Supplement and Shelf Prospectus are available on SEDAR at www.sedar.com and the U.S. Prospectus Supplement, the U.S. Shelf Prospectus and the Registration Statement are available on EDGAR at www.sec.gov. Alternatively, the Agents will arrange to send copies of the Canadian Prospectus Supplement and the Shelf Prospectus or the U.S. Prospectus Supplement, the U.S. Shelf Prospectus and the Registration Statement, as applicable, upon request by contacting in Canada:

RBC Dominion Securities Inc. by mail at RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto Ontario, M5J 0C2, attn: Distribution Centre or by email at Distribution.RBCDS@rbccm.com.

J.P. Morgan Securities Canada Inc. by mail at 66 Wellington St W, Suite 4500, Toronto, ON, M5K 1E7.

Merrill Lynch Canada Inc. by mail at 181 Bay Street. Suite 400, Toronto Ontario M5J2V8, attn: Debt Capital Markets.

Scotia Capital Inc. by mail at Scotia Plaza, 64th Floor, 40 King Street West, Toronto, ON M5H 3Y2, attn: Equity Capital Markets, by email at ecm@scotiabank.com or by telephone at 416.862.5837.

TD Securities Inc. by mail at Symcor, NPM, 1625 Tech Avenue, Mississauga, Ontario L4W 5P5, by email at sdcconfirms@td.com or by telephone at 289.360.2009.

or in the U.S.:

RBC Capital Markets, LLC by mail at 200 Vesey Street, 8th Floor, New York, NY 10281-8098, attn: Equity Syndicate, by email at equityprospectus@rbccm.com or by telephone at 877.822.4089.

J.P. Morgan Securities LLC by mail at and c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, attn: Prospectus Department, by email at prospectus-eq_fi@jpmchase.com or by telephone at 1.866.803.9204.

BofA Securities, Inc., NC1-004-03-43, by mail at 200 North College Street, 3rd floor, Charlotte NC 28255-0001, attn: Prospectus Department or by email at dg.prospectus_requests@bofa.com.

Scotia Capital (USA) Inc. by mail at 250 Vesey Street, 24th Floor, New York, NY 10281, attn: Equity Capital Markets, by email at us.ecm.syndicate@scotiabank.com or by telephone at 212.225.6853.

TD Securities (USA) LLC by mail at 31 W 52nd Street, New York, NY, 10019 or by telephone at 212.827.7392.

This news release shall not in any circumstances constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to the registration or qualification under the applicable securities laws of any jurisdiction.

All dollar amounts referenced herein are in U.S. dollars unless otherwise noted.

About Algonquin Power & Utilities Corp.

APUC is a diversified international generation, transmission and distribution utility with approximately $11 billion of total assets. Through its two business groups, APUC is committed to providing safe, reliable and cost effective rate-regulated natural gas, water, and electricity generation, transmission and distribution utility services to approximately 805,000 connections in the United States and Canada, and is a global leader in renewable energy through its portfolio of long-term contracted wind, solar and hydroelectric generating facilities representing over 2 GW of installed capacity and more than 1.4 GW of incremental renewable energy capacity under construction.

APUC strives to deliver continuing growth through an expanding global pipeline of renewable energy, electric transmission, and water infrastructure development projects, organic growth within its rate-regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. APUC’s common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. APUC’s common shares, Series 2018-A subordinated notes and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB, respectively.

Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release constitute ''forward-looking information'' within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and ''forward-looking statements'' within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ''forward-looking statements"). The words "will", “intends”, "expects", "anticipates" and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements contained in this news release include the anticipated sale and distribution of Common Shares under the ATM Program and the volume and timing of the sale and distribution of Common Shares under the ATM Program. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in APUC's most recent annual and interim management's discussion and analysis and most recent annual information form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of the date hereof. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.

For further Information:

Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone:  (905) 465-4500